

07005364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, D.C. 202

667 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 935-7676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 2 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company" and a wholly owned subsidiary of Berenson & Company, Inc.) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenson & Company, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 27, 2007

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents (including restricted cash of $100,028)	$ 3,518,872
Securities owned, at market value	15,994
Advisory Fee Receivable	4,500,000
Due from affiliate, net	1,152,559
Fixed assets, net of accumulated depreciation of $763,422 (Note E)	72,154
Prepaid Expenses	441,376
Other assets	6,045
Total assets	$ 9,707,000
LIABILITIES	
Accrued compensation expense	$ 5,962,500
Accrued expenses	122,000
Accounts payable	10,403
Deferred rent	102,279
Total liabilities	$ 6,197,182
Commitments (Note F)	
MEMBER'S EQUITY	3,509,818
Total liabilities and member's equity	$ 9,707,000

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly owned subsidiary of Berenson & Company, Inc. (the "Parent"). The Parent is the Managing Member, and only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Proprietary software is being amortized on a straight-line basis over three years.

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned are recorded on a trade date and consists of common stock which is valued at publicly quoted exchange prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company is a single member LLC owned in whole by the Parent and is a disregarded entity for federal and state income tax purposes.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2006, the Company had net capital of $2,666,973 which exceeded the minimum net capital requirement of $100,000 by $2,566,973. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (K)(2)(ii) as all customer transactions, if any, are cleared through another broker on a fully disclosed basis. The Company does not maintain customer accounts.

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2006 are comprised of the following:

Computer and office equipment	$ 353,478
Furniture and fixtures	251,968
Leasehold improvements	212,010
Art work	18,120
Total cost	$ 835,576
Less accumulated depreciation	(763,422)
Fixed assets, net	$ 72,154

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue under a non-cancelable operating lease, which expires in January 2013. Future minimum lease payments at December 31, 2006 are as follows:

2007	$ 922,081
2008	939,000
2009	974,500
2010	1,010,000
2011	1,010,000
Thereafter	1,094,167
	$ 5,949,748

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,028.

NOTE G - RELATED PARTY

At December 31, 2006, due from affiliate of $1,152,559 represents the net amount due from the Parent.

On March 1, 2005, the Parent issued 2,013.3 shares of preferred stock ($1,000 face value) to certain employees of the Company. These shares vest 35% on March 1, 2007 and 65% on March 1, 2008. The Parent is required to repurchase the vested shares, and pay the participant the repurchase amount, within two and a half months following the vesting date. Dividends accrue on these shares at the rate of 7% in the first year, 8% the second year and 9% thereafter. Unvested shares are forfeited upon termination of employment except in the event of the employee's death or disability. At December 31, 2006, 1,427.9 of the shares remained outstanding.

END